UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Impinj, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

453204109

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 453204109

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Intel Corporation 94-1672743
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,013,703 (as of December 31, 2016); 939,703 (as of February 2, 2017)
	6.	Shared Voting Power 36,441 (as of December 31, 2016 and February 2, 2017)*
	7.	Sole Dispositive Power 1,013,703 (as of December 31, 2016); 939,703 (as of February 2, 2017)
	8.	Shared Dispositive Power 36,441 (as of December 31, 2016 and February 2, 2017)*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,050,144 (as of December 31, 2016); 976,144 (as of February 2, 2017)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9)** 5.3% (as of December 31, 2016); 4.9% (as of February 2, 2017)
12.	Type of Reporting Person (See Instructions) CO

*	See Item 4 below.
**	Based upon information contained in the prospectus filed by the Issuer with the Securities and Exchange Commission pursuant to Rule 424(b)(4) on December 2, 2016, reflecting 19,780,142 shares of the Issuer’s Common Stock issued and outstanding as of December 2, 2016.

Item 1.

(a)	Name of Issuer Impinj, Inc.

(b)	Address of Issuer’s Principal Executive Offices 400 Fairview Avenue North, Suite 1200 Seattle, WA 98109

Item 2.

(a)	Name of Person(s) Filing Intel Corporation

(b)	Address of Principal Business Office or, if none, Residence 2200 Mission College Boulevard Santa Clara, California 95054-1549

(c)	Citizenship Delaware

(d)	Title of Class of Securities Common Stock, par value $0.001 per share

(e)	CUSIP Number 453204109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a), (b), and (c)

Reporting Persons	As of	Number of Shares With Sole Voting and Dispositive Power	Number of Shares With Shared Voting and Dispositive Power	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned
Intel Corporation	12/31/16	1,013,703	36,441	1,050,144	5.3	%*
Intel Corporation	2/2/17	939,703	36,441	976,144	4.9	%*

*	Based upon information contained in the prospectus filed by the Issuer with the Securities and Exchange Commission pursuant to Rule 424(b)(4) on December 2, 2016, reflecting 19,780,142 shares of the Issuer’s Common Stock issued and outstanding as of December 2, 2016.

The Reporting Person does not directly own 36,441 shares of Common Stock of the Issuer. By reason of the provisions of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, the Reporting Person is deemed to own beneficially the Common Stock of the Issuer that is owned by Middlefield Ventures, Inc., a wholly-owned subsidiary of the Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not Applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2017

INTEL CORPORATION

By:	/s/ Suzan A. Miller
Name:	Suzan A. Miller
Title:	Corporate Vice President, Deputy General Counsel and Corporate Secretary

INTEL CORPORATION

POWER OF ATTORNEY

The undersigned hereby constitutes and appoints Suzan A. Miller and Steven R. Rodgers, and with full power of substitution, the undersigned’s true and lawful attorney-in-fact with full power to execute and file with the Securities and Exchange Commission and any stock exchange or similar authority, any report required to be filed pursuant to Section 13 of the Securities Exchange Act of 1934 (as amended, the “Act”), with respect to securities which may be deemed to be beneficially owned by the Company under the Act, giving and granting unto said attorney-in-fact the power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

This Power of Attorney shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person to whom power of attorney has been hereby granted ceases to be an employee of Intel Corporation.

The undersigned has caused this Power of Attorney to be executed as of October 10, 2016.

INTEL CORPORATION

By:	/s/ Robert H. Swan
Robert H. Swan
Executive Vice President and Chief Financial Officer